Exhibit 99.1

Investor News	Fresenius Medical Care
AG & Co. KGaA
Else-Kröner-Straße 1
61352 Bad Homburg / Germany

Contact Global:
Oliver Maier
T +49 6172 609 2601
F +49 6172 609 2301

Contact North America:
Terry Morris
T + 1 800 948 2538
F + 1 615 345 5605

Media Contact North America:
Jon D. Stone
T + 1 7816999704

April 2, 2012	M + 1 781 3924680 ir@fmc-ag.com

Fresenius Medical Care completes sale of clinics as part of Liberty Dialysis acquisition

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”), the world’s largest provider of dialysis products and services, announced today that Fresenius Medical Care North America (FMCNA) completed the sale of 45 dialysis clinics to Dialysis Newco, Inc. (“DSI Renal”). An additional 10 clinics are expected to be sold to DSI Renal following receipt of state regulatory approvals.

The divestiture was required in connection with the Federal Trade Commission’s clearance of FMCNA’s acquisition of Liberty Dialysis Holdings Inc., the holding company of Liberty Dialysis and Renal Advantage, which closed on February 28, 2012.

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Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2 million individuals worldwide. Through its network of 2,898 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 233,156 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the Company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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